RECEIVED

2006 DEC 12 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS

T: 020 8458 3232 F: 020 8458 4380

www.smiths-group.com

28 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06019103

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

Jlw 12/12

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

25 OCTOBER TO 28 NOVEMBER 2006

Resolutions passed as items of special business at the 2006 AGM	} Listing Rule LR 9.6.2

smiths
bringing technology to life

ITEMS OF SPECIAL BUSINESS PASSED AT THE NINETY SECOND ANNUAL GENERAL MEETING OF SMITHS GROUP PLC HELD ON 21 NOVEMBER 2006

SPECIAL BUSINESS

Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £47,297,545 in aggregate (such authority to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :
(a) in accordance with article 7 of the Company's Articles of Association; and
(b) within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply
provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,094,632 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :
(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,757,054;
(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;
(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of 5 per cent above the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008; and
(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Special resolution :

The articles of association set out in the document produced to the meeting (and signed by the Chairman for the purpose of identification) be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, all existing articles of association.

DOCUMENTS FILED WITH COMPANIES HOUSE

8 NOVEMBER TO 28 NOVEMBER 2006

Annual Report and Accounts 2006

Form 288b (Resignation of a director)

DATACARE

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 1	1 1	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Sir *Honours etc:

Forename(s): JULIAN MICHAEL

Surname: HORN-SMITH

	Day	Month	Year
†Date of Birth	1 4	1 2	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28/11/06.

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

18 NOVEMBER TO 28 NOVEMBER 2006

292	21/11/2006 : 12:05:00	Smiths Group PLC - AGM Statement
293	22/11/2006 : 17:32:00	Smiths Group PLC - Result of AGM
294	27/11/2006 : 07:00:00	Smiths Group PLC - Directorate Change
295	28/11/2006 : 12:18:00	Smiths Group PLC - Director Declaration

Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	AGM Statement
Released	12:05 21-Nov-06
Number	4360M

smiths

Annual General Meeting of Smiths Group plc
Chairman's statement on the current outlook

Speaking at the Annual General Meeting of Smiths Group held at 12.00 midday today in London, Donald Brydon, Chairman of the company said:

"Smiths Group today is a specialist technology company with a range of businesses involved in attractive, high growth markets. The company is focused on continuously driving for improved performance through its Full Potential programme, and has a relentless discipline of seeking to maximise returns for shareholders.

"Performance in the current year is in line with our expectations, with all four divisions making good progress. The business environment in our chosen sectors remains broadly positive, although the rate of reported growth will be affected by the currency translation impact on our US dollar earnings. Overall, the Board remains confident of further improved performance in 2007."

ENDS

Smiths Group

Smiths is a global technology business, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Its products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty Engineering. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths.com

Media	Investor Relations
Chris Fox	Russell Plumley
+44 (0)20 8457 8403	+44 (0)20 8457 8203
chris.fox@smiths.com	russell.plumley@smiths.com

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Result of AGM
Released	17:32 22-Nov-06
Number	5582M

smiths

22 NOVEMBER 2006

SMITHS GROUP PLC – RESULT OF AGM

LISTING RULE LR 9.6.18 R

The Company is pleased to announce that all the resolutions proposed at the Annual General Meeting held on 21 November 2006 were subject to polls and were passed by the necessary majority.

Details of the results of the polls on the resolutions are shown below and will be posted on the Company's website, www.smiths.com. A summary of the questions answered at the Meeting will be available on the Company's website shortly.

Resolutions	Votes for	%	Votes against	%	Votes total	Votes withheld
1 Adoption of Report and Accounts	321,518,473	99.90	309,001	0.10	321,827,474	6,714,607
2 Approval of Directors' Remuneration Report	314,488,690	98.51	4,751,708	1.49	319,240,398	9,304,230
3 Declaration of Final Dividend	325,222,256	99.94	193,730	0.06	325,415,986	3,128,738
4 Reappointment of Mr K O Butler-Wheelhouse	323,049,465	99.58	1,363,116	0.42	324,412,581	4,132,143
5 Reappointment of D J Ferrie	326,421,500	99.61	1,269,572	0.39	327,691,072	852,487
6 Reappointment of Sir Kevin Tebbit	326,538,819	99.65	1,151,156	0.35	327,689,975	854,594
7 Reappointment of PricewaterCoopers LLP	326,864,885	99.74	857,693	0.26	327,722,578	822,146
8 Auditor's remuneration	326,923,858	99.70	980,565	0.30	327,904,423	640,301
9 Powers under Article 6	320,628,617	97.85	7,041,406	2.15	327,670,023	872,033
10 Powers under Article 7	327,598,557	99.97	82,427	0.03	327,680,984	863,585
11 Authority to make market purchases of shares	327,564,417	99.90	340,267	0.10	327,904,684	638,362
12 Adoption of new Articles of Association	318,460,577	98.75	4,037,037	1.25	322,497,614	6,046,423

Notes:
(i) The votes "for" figures include those votes giving the Chairman discretion on casting the votes.
(ii) A "vote withheld" is not a vote in law and is not counted in the total number of votes cast on a resolution or in the calculation of the percentages of the votes cast for or against a resolution.

LISTING RULE LR 9.6.11 R

Sir Julian Horn-Smith retired as a director of the Company at the conclusion of the Annual General Meeting yesterday.

LISTING RULE LR 9.6.2 R

The Company has forwarded to the Document Viewing Facility of the UK Listing Authority two copies of the resolutions not constituting ordinary business which were passed at the Annual General Meeting.

The above-mentioned copies will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade

Canary Wharf
London E14 5HS

Tel : 020 7066 1000

Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	07:00 27-Nov-06
Number	7157M

smiths

News Release

London, 27 November 2006
For immediate release

Smiths Group plc
765 Finchley Road London NW11 8DS
T: +44 (0)20 8457 8403 F: +44 (0)20 8458 06
www.smiths.com

Smiths Group appoints new non-executive director

SMITHS Group plc announces the appointment of Stuart Chambers as a non-executive director with effect from today (27 November).

Stuart is currently Chief Executive, Pilkington Group Ltd and a main Board member of its parent company, Nippon Sheet Glass. Prior to joining Pilkington plc in 1996, he spent ten years at Mars Corporation, latterly as Vice President, Sales & Marketing – Mars Electronics International. A chemical engineer by training, he previously spent ten years at Shell in a variety of European roles.

He is also currently Chairman of the North West Business Leadership Team.

Donald Brydon, Chairman, Smiths Group plc said: "I am delighted that Stuart has agreed to join the Board of Smiths Group. He has proved to be a high performer, demonstrating a focus on shareholder value and an understanding of manufacturing on a global scale that will benefit Smiths Group considerably."

Ends

Smiths Group
Smiths is a global technology business, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Our products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty Engineering. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths.com

Enquiries
Chris Fox
+44 (0)20 8457 8403

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	12:18 28-Nov-06
Number	8288M

smiths

28 NOVEMBER 2006

SMITHS GROUP PLC

DIRECTOR DECLARATION

LISTING RULE 9.6.13 R AND DISCLOSURE RULE 3.1.4 R

Following the announcement yesterday of the appointment of Mr Stuart John Chambers as a non-executive director of Smiths Group plc on 27 November 2006, the Company reports that Mr Chambers is currently a director of the Japanese publicly-quoted company Nippon Sheet Glass Co., Ltd and, during the past five years, has been a director of the following, formerly publicly-quoted UK companies: Associated British Ports Holdings p.l.c. (now Associated British Ports Holdings Limited); and Pilkington plc (now Pilkington Group Limited). (Mr Chambers continues to be a director of Pilkington Group Limited.)

There is no other information which requires disclosure under paragraphs (2) to (6) of Listing Rule 9.6.13 R.

On appointment, Mr Chambers disclosed legal and beneficial interests in 2,000 ordinary shares of 25p in Smiths Group plc.

END

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